UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of August 2011

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

Press Release

Appointments to the Executive Committee of Veolia Environnement

Paris, August 4, 2011 – Jérôme Le Conte, Franck Lacroix and Jean-Marie Lambert have been appointed Members of the Executive Committee of Veolia Environnement.

Denis Gasquet, member of the Executive Committee, Chief Operating Officer of the Company and Senior Executive Vice-President, will be responsible for implementing the Convergence Plan and Company’s transformation project. He will also head up a team to review and optimize organization, cost reduction and operational performance.

Jérôme Le Conte, Chief Operating Officer of Veolia Environmental Services since December 2009, is appointed Senior Executive Vice-President in charge of the Environmental Services Division. He takes over from Denis Gasquet.

Born in 1952, Jérôme Le Conte is a graduate of the Ecole Polytechnique (1974) and of the Ecole Nationale des Ponts et Chaussées (1976). He started his career in 1976 at Société Auxiliaire d’Entreprise (today Eiffage) where he held several positions through to 1990 when he was appointed Secretary-General of SAE.
From 1992 to 1997, he was Chairman of Waste Management France. He was Chief Executive Officer of NIRAO (environmental engineering) from 1997 to 2006, at which time he joined Veolia Environmental Services where he was in charge of the Division’s operations in France, Benelux and Switzerland.

Franck Lacroix, Dalkia’s Chief Executive Officer for France since 2008, is appointed Senior Executive Vice-President in charge of the Energy Services division. He takes over from Olivier Barbaroux who is leaving the Company.
Veolia Environnement thanks Olivier Barbaroux for the missions he has fulfilled in the Company since 1999.

Born in 1964, Franck Lacroix is a graduate of the Ecole Centrale de Marseille. He started his career in 1987 at Montenay. In 1997, he joined Dalkia as Chief Operating Officer for the Center-East region and then, in 1999, for the Greater Paris region. In 2001, he was appointed Chief Technical and Operating Officer of Dalkia.

Jean-Marie Lambert, Head of Human Resources of Veolia Water since 2003, is appointed Senior Executive Vice-President in charge of Human Resources. He takes over from Véronique Rouzaud who is transferring to a new position in the Company.

Veolia Environnement thanks Véronique Rouzaud for the work she has accomplished within the Human Resources Department since 2007.

Born in 1957, Jean-Marie Lambert is a graduate of the Institut Politique de Paris and has a degree in history. He started his career in 1981 in the Human Resources Department of Sodem (part of the Philips group). In 1984, he joined Spie Batignolles where he was Head of Recruitment and Employment for the Electricity and Nuclear Division, and then Head of Human Resources for the Industry and Services Department.

After having been Deputy Head of Human Resources at Sogea (1990-92), Head of Human Resources at Campenon Bernard (1992-2000) and Head of Human Resources at Vinci Construction (2000-2003), Jean-Marie Lambert joined Veolia Water 2003.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 315,000 employees, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger and freight transportation. Veolia Environnement recorded revenue of €34.8 billion in 2010.
www.veolia.com

Contacts

Marie-Claire Camus
Tel: +33 (0)1 71 75 06 08
marie-claire.camus@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 4, 2011

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: Secretary General